Exhibit 99.77Q2
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Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors and certain other persons to file timely certain reports regarding ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission. Copies of the required filings must also be furnished to the Company.

     Basse solely on its review of such forms received by it, or written representations from certain reporting persons, the Company believes that during 2005 all applicable Section 16(a) filing requirements were met.